UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

INTERMOLECULAR, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45882D109

(CUSIP Number)

David A. Martland, Esq.

Nixon Peabody LLP

53 State Street

Boston, MA 02109

(617) 345-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 16 Pages

SCHEDULE 13D CUSIP No. 45882D109
1	NAME OF REPORTING PERSONS EMD Group Holding II, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,429,618[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,429,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.0%
14	TYPE OF REPORTING PERSON CO

1 Does not include options and other unvested rights to acquire an aggregate of 2,977,500 shares of common stock of Intermolecular, Inc. held by certain of the shareholders who have entered into the Company Shareholder Support Agreements with EMD Group Holding II, Inc. as described in Item 3 below. Pursuant to the terms of each such Company Shareholder Support Agreement in the event that any such options are exercised prior to the termination of such Company Shareholder Support Agreement the underlying shares of such options or other rights to acquire common stock would be subject to such Company Shareholder Support Agreement and would be voted in favor of the approval of the Merger Agreement referred to in Item 3 below and in favor of the Merger and the other transactions contemplated by the Merger Agreement as described in Item 4 below.

Page 3 of 16 Pages

SCHEDULE 13D CUSIP No. 45882D109
1	NAME OF REPORTING PERSONS Merck 15. Allgemeine Beteiligungs-GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,429,618[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,429,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.0%
14	TYPE OF REPORTING PERSON CO

2 Does not include options and other unvested rights to acquire an aggregate of 2,977,500 shares of common stock of Intermolecular, Inc. held by certain of the shareholders who have entered into the Company Shareholder Support Agreements with EMD Group Holding II, Inc. as described in Item 3 below. Pursuant to the terms of each such Company Shareholder Support Agreement in the event that any such options are exercised prior to the termination of such Company Shareholder Support Agreement the underlying shares of such options or other rights to acquire common stock would be subject to such Company Shareholder Support Agreement and would be voted in favor of the approval of the Merger Agreement referred to in Item 3 below and in favor of the Merger and the other transactions contemplated by the Merger Agreement as described in Item 4 below.

Page 4 of 16 Pages

SCHEDULE 13D CUSIP No. 45882D109
1	NAME OF REPORTING PERSONS Merck Financial Trading GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,429,618[3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,429,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.0%
14	TYPE OF REPORTING PERSON CO

3 Does not include options and other unvested rights to acquire an aggregate of 2,977,500 shares of common stock of Intermolecular, Inc. held by certain of the shareholders who have entered into the Company Shareholder Support Agreements with EMD Group Holding II, Inc. as described in Item 3 below. Pursuant to the terms of each such Company Shareholder Support Agreement in the event that any such options are exercised prior to the termination of such Company Shareholder Support Agreement the underlying shares of such options or other rights to acquire common stock would be subject to such Company Shareholder Support Agreement and would be voted in favor of the approval of the Merger Agreement referred to in Item 3 below and in favor of the Merger and the other transactions contemplated by the Merger Agreement as described in Item 4 below.

Page 5 of 16 Pages

SCHEDULE 13D CUSIP No. 45882D109
1	NAME OF REPORTING PERSONS Merck KGaA, Darmstadt, Germany
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,429,618[4]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,429,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.0%
14	TYPE OF REPORTING PERSON CO, HC

4 Does not include options and other unvested rights to acquire an aggregate of 2,977,500 shares of common stock of Intermolecular, Inc. held by certain of the shareholders who have entered into the Company Shareholder Support Agreements with EMD Group Holding II, Inc. as described in Item 3 below. Pursuant to the terms of each such Company Shareholder Support Agreement in the event that any such options are exercised prior to the termination of such Company Shareholder Support Agreement the underlying shares of such options or other rights to acquire common stock would be subject to such Company Shareholder Support Agreement and would be voted in favor of the approval of the Merger Agreement referred to in Item 3 below and in favor of the Merger and the other transactions contemplated by the Merger Agreement as described in Item 4 below.

Page 6 of 16 Pages

SCHEDULE 13D CUSIP No. 45882D109
1	NAME OF REPORTING PERSONS E. Merck KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,429,618[5]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,429,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.0%
14	TYPE OF REPORTING PERSON PN

5 Does not include options and other unvested rights to acquire an aggregate of 2,977,500 shares of common stock of Intermolecular, Inc. held by certain of the shareholders who have entered into the Company Shareholder Support Agreements with EMD Group Holding II, Inc. as described in Item 3 below. Pursuant to the terms of each such Company Shareholder Support Agreement in the event that any such options are exercised prior to the termination of such Company Shareholder Support Agreement the underlying shares of such options or other rights to acquire common stock would be subject to such Company Shareholder Support Agreement and would be voted in favor of the approval of the Merger Agreement referred to in Item 3 below and in favor of the Merger and the other transactions contemplated by the Merger Agreement as described in Item 4 below.

Page 7 of 16 Pages

Pursuant to the Company Shareholder Support Agreements described in Item 3 below, EMD Group Holding II, Inc., a Delaware corporation, may be deemed to have beneficial ownership of 15,429,618 Common Shares (as defined below) of the Issuer (as defined below). Neither the filing of this Schedule 13D (this “Schedule”) nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any of the Common Shares referred to herein for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.	Security and Issuer.

The title and class of equity securities to which this Schedule relates is the Common Stock, par value $0.001 per share (the “Common Shares”), of Intermolecular, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3011 N. First Street, San Jose, California 95134.

Item 2.	Identity and Background.

(a) – (c) This Schedule is being filed by the following beneficial owners of Common Shares (each, a “Reporting Person”):

1.       EMD Group Holding II, Inc. (“Parent”)

2.       Merck 15. Allgemeine Beteiligungs-GmbH (“MAB”)

3.       Merck Financial Trading GmbH (“MFT”)

4.       Merck KGaA, Darmstadt, Germany (“MKDG”)

5.       E. Merck KG (“EMDG”)

The principal office address or business address of Parent is 400 Summit Drive, Burlington, MA 01803; of MAB and MKDG is Frankfurter Str. 250, 64293 Darmstadt, Germany; of MFT is Mainzer Str. 41, 64579 Gernsheim, Germany; and EMDG is Emanuel-Merck-Platz 1, 64293 Darmstadt, Germany.

The principal business of: (i) Parent is private investment; (ii) MAB and MFT is to act as a holding company; (iii) MKDG is a leading international science and technology company operating across healthcare, life science and performance materials; and (iv) EMDG is to serve as a general partner of MKDG.

Current information concerning the identity and background of each executive officer and director of Parent, the managing directors of MAB and MFT, the members of the Executive Board of MKDG and the general partners of EMDG is set forth on Annex A (collectively, the “Covered Persons”), attached hereto and incorporated herein by reference.

(d)-(e) None of the Reporting Persons or, to the best knowledge of EMDG and MKDG, any of the Covered Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Parent was incorporated in Delaware; MAB, MFT, MKDG and EMDG were each formed in Germany. The citizenship of each of the Covered Persons is set forth in Annex A.

Item 3.	Source and Amount of Funds or Other Consideration

On May 6, 2019, Parent and EMD Performance Materials Semiconductor Services Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Issuer, pursuant to which Merger Sub will be merged with and into Issuer, with Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). Under the Merger Agreement and in accordance with the Delaware General Corporation Law, at the effective time of the Merger, each outstanding Common Share other than shares owned by the Issuer or certain of its affiliates or shares held by Issuer shareholders who have perfected their appraisal rights in accordance with applicable Delaware law, will be automatically converted into the right to receive $1.20 in cash per Common Share, without interest (the “Merger Consideration”). See the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2019 for a description of the Merger Agreement.

Page 8 of 16 Pages

Concurrently with entering into the Merger Agreement, certain directors and executive officers of the Issuer, in their capacities as holders of shares or other equity interests of the Issuer, and Raging Capital Management LLC and William C. Martin entered into Company Shareholder Support Agreements with Parent pursuant to which they agreed, among other things, to vote their Common Shares (i) in favor of (A) the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement and (B) any proposal to adjourn or postpone such meeting of shareholders of the Issuer to a later date if there are not sufficient votes to approve the Merger, (ii) against any Acquisition Proposal (as defined in the Merger Agreement), without regard to any recommendation to the shareholders of the Issuer by the Issuer’s board of directors concerning such Acquisition Proposal, and without regard to the terms of such Acquisition Proposal, or any other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (iii) against any agreement, amendment of any agreement (including the Certificate of Incorporation and Bylaws of the Issuer), or any other action that is intended or would reasonably be expected to prevent, impede, or, in any material respect, interfere with, delay, postpone, or discourage the transactions contemplated by the Merger Agreement or (iv) against any action, agreement, transaction or proposal that would reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of the Issuer in the Merger Agreement for the approval of the Merger Agreement and against any alternative proposal. Notwithstanding the foregoing, however, the Company Shareholder Support Agreements will terminate upon the termination of the Merger Agreement in accordance with its terms, including the termination of the Merger Agreement by the Issuer in the event the Issuer’s board of directors accepts a superior proposal.

The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Company Shareholder Support Agreements, copies or forms of which are filed as Exhibits 2.1 and 2.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2019, and are incorporated herein by reference.

Item 4.	Purpose of Transaction

(a)-(b) The Merger Agreement provides for the acquisition by Parent of all of the outstanding Common Shares of the Issuer (subject to exceptions for dissenting shares and shares held by the Issuer) through a merger of Merger Sub with and into the Issuer, as a result of which the Issuer will become a wholly owned subsidiary of Parent. The information contained in Item 3 is incorporated by reference herein.

Pursuant to the terms of the Company Shareholder Support Agreements, the shareholders have granted irrevocable proxies (the “Irrevocable Proxies”) in favor of Parent and irrevocably appointed Parent and any designee of Parent as the shareholders’ attorney and proxy to vote all of the Common Shares of the Issuer beneficially owned by the shareholders or that will be owned by the shareholders before the termination of the Company Shareholder Support Agreements (the “Company Shareholder Support Agreement Shares”). The Company Shareholder Support Agreements will terminate upon the earlier of (i) the Merger Agreement being approved by the Required Vote (as defined in the Merger Agreement) of the shareholders of the Issuer, (ii) the date of termination of the Merger Agreement in accordance with its terms, (iii) subject to compliance with transfer restrictions of the Company Shareholder Support Agreement, the date on which the shareholder ceases to beneficially own any Company Shareholder Support Agreement Shares, and (iv) the effectiveness of any modification, amendment or waiver to the Merger Agreement or any provision therein, that was not approved by the shareholder and individually or in the aggregate, (A) alters or changes the amount, kind or value of the Merger Consideration to be paid to the shareholder in connection with the Merger (except as expressly contemplated by the terms of the Merger Agreement), (B) modifies an existing condition to the consummation of the Merger or creates an additional condition to the consummation of the Merger that is material to the consummation of the Merger or is reasonably likely to cause the closing to be prevented or materially delayed or (C) has, or is reasonably likely to have, an adverse and disproportionate effect on the shareholder in comparison to other shareholders of the Issuer.

Page 9 of 16 Pages

(c) Not applicable.

(d) Upon consummation of the Merger, the board of directors of Merger Sub immediately prior to the effective time of the Merger will become the directors of the Issuer, as the surviving corporation of the Merger, until their respective successors are duly elected or appointed and qualified. Upon consummation of the Merger, the officers of Merger Sub immediately prior to the effective time of the Merger will continue as the officers of the Surviving Corporation, until their respective successors are duly appointed. Parent has appointed each of the directors and officers of Merger Sub.

(e) The Merger Agreement prohibits the Issuer from issuing, selling, granting options or rights to purchase, or authorizing or proposing the issuance, sale of, grant of options or rights to purchase, or acquire or redeem any shares of the Issuer’s capital stock without prior written consent of Parent, except under limited circumstances set forth therein. The Merger Agreement further prohibits the Issuer from declaring, setting aside or paying any dividends on or making any other distributions (whether in cash, stock or property) in respect of any of the Issuer’s share capital, or splitting, combining or reclassifying any of the Issuer’s share capital without Parent’s prior written consent, except under limited circumstances set forth therein. Upon consummation of the Merger, the Issuer will become a wholly owned subsidiary of Parent, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(f) Upon consummation of the Merger, the Issuer will become a wholly owned subsidiary of Parent.

(g) Upon consummation of the Merger, the Certificate of Incorporation of the Issuer will be amended and restated in its entirety to read in the form attached to the Merger Agreement as Exhibit A, until thereafter amended as provided therein or by applicable law. Upon consummation of the Merger, the bylaws of the Issuer shall, by virtue of the Merger, be amended and restated to conform to the bylaws of Merger Sub, as in effect immediately prior to the effective time of the Merger, except that all references therein to Merger Sub shall automatically be amended and shall become references to the Issuer.

(h) Upon consummation of the Merger, the Common Shares of the Issuer will cease to be quoted on any quotation system or exchange.

(i) Upon consummation of the Merger, the Common Shares of the Issuer will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Other than as described above, Parent currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (i) of this Schedule (although Parent reserves the right to develop such plans).

Except as set forth in this Schedule, none of EMDG, MKDG, or to the knowledge of EMDG or MKDG, any of the Covered Person, has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of this Schedule.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Company Shareholder Support Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Company Shareholder Support Agreements, copies or forms of which are filed as Exhibits 2.1 and 2.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2019, and are incorporated herein by reference.

Page 10 of 16 Pages

Item 5.	Interest in Securities of the Issuer

(a)-(b) None of EMDG, MKDG, MFT, MAB or Parent directly own any outstanding Common Shares of Issuer. However, as described in Item 4 (a)-(b) of this Schedule, as a result of the Company Shareholder Support Agreements, Parent has the power to vote the Company Shareholder Support Agreement Shares with respect to certain matters relating to the Merger as set forth in the Company Shareholder Support Agreements (see Item 4 of this Schedule for details). Parent may be deemed to have the voting power of 15,429,618 shares of the Common Shares of the Issuer. Parent is wholly-owned by MAB, which in turn is wholly-owned by MFT, which in turn is wholly-owned by MKDG. EMDG is a general partner of MKDG that holds approximately 70% of the equity interest of MKDG.

Pursuant to the Company Shareholder Support Agreements, and subject to limited exceptions set forth in the Company Shareholder Support Agreements, the Issuer shareholders counterparty to such Company Shareholder Support Agreements shall not cause or permit any transfer of any of the Company Shareholder Support Agreement Shares; provided, however, that, prior to the termination or expiration of the Company Shareholder Support Agreements, the Issuer shareholders counterparty to such Company Shareholder Support Agreements may transfer any Company Shareholder Support Agreement Shares (i) with Parent’s prior written consent, (ii) by operation of law or in connection with bona fide estate planning purposes to his or her affiliates or immediate family members, (iii) to any direct or indirect partner, limited partner, member, stockholder or other equityholder of the shareholder, (iv) to any investment fund controlled, directly or indirectly, by the shareholder, or any respective successor in interest thereto, or (v) upon the exercise or conversion of options, restricted stock unit awards or warrants to purchase Company Shares; provided, however, that a transfer shall be permitted only if, as a precondition to such transfer, the transferee agrees in writing to be bound by all of the terms of the applicable Company Shareholder Support Agreement. Pursuant to the Company Shareholder Support Agreements, and subject to limited exceptions set forth in the Company Shareholder Support Agreements, the Issuer shareholders counterparty to such Company Shareholder Support Agreements shall not deposit any Company Shareholder Support Agreement Shares in a voting trust, grant any proxy or power of attorney or enter into any voting agreement or similar agreement or arrangement in contravention of the obligations of the shareholder under the Company Shareholder Support Agreement with respect to any of the Company Shareholder Support Agreement Shares.

Percentage holdings disclosed in this Schedule are based on 49,758,224 shares of the Common Shares of the Issuer outstanding as of April 26, 2019, according to the Issuer’s Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on April 29, 2019.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission by Parent that it is the beneficial owner of any of the Common Shares of the Issuer referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as set forth herein, none of the Reporting Persons or, to the best knowledge of EMDG and MKDG, the Covered Persons beneficially own any Common Shares as of May 15, 2019 except for such beneficial ownership, if any, arising solely from the Company Shareholder Support Agreements and the related Irrevocable Proxy.

(c) Except as set forth herein, none of the Reporting Persons or, to the best knowledge of EMDG and MKDG, any of the Covered Persons has engaged in any transaction involving any Common Shares during the 60-day period ended May 15, 2019.

(d)-(e) Not applicable.

The description contained in this Item 5 of the transactions contemplated by the Merger Agreement and the Company Shareholder Support Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the forms of the Company Shareholder Support Agreements, copies or forms of which are filed as Exhibits 2.1 and 2.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2019 and are incorporated herein by reference.

Page 11 of 16 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of EMDG and MKDG, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer other than the following:

(a) The Merger Agreement, under which, among other things, Merger Sub will merge with and into the Issuer, as a result of which the Issuer will become a wholly owned subsidiary of Parent. The information contained in Items 3 and 4 of this Schedule is incorporated herein by reference.

(b) The Company Shareholder Support Agreements. The information contained in Items 3, 4 and 5 of this Schedule is incorporated herein by reference.

The description contained in this Item 6 of the transactions contemplated by the Merger Agreement and the Company Shareholder Support Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Company Shareholder Support Agreements, copies or forms of which are filed as Exhibits 2.1 and 2.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2019 and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 2.1	Agreement and Plan of Merger, dated as of May 6, 2019, among Parent, Merger Sub and the Issuer, incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2019.

Exhibit 2.2	Form of Company Shareholder Support Agreement, incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2019.

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons dated May 13, 2019.

Page 12 of 16 Pages

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2019	EMD GROUP HOLDING II, INC.

	By:	/s/ Luiz Vieira
	Name:	Luiz Vieira
	Title:	President

MERCK 15. ALLGEMEINE BETEILIGUNGS-GMBH

	By:	/s/ Dr. Stefan Fandel
	Name:	Dr. Stefan Fandel
	Title:	Holder of Procuration

	By:	/s/ Sonja Hilge
	Name:	Sonja Hilge
	Title:	Holder of Procuration

MERCK FINANCIAL TRADING GMBH

	By:	/s/ Dr. Jens Klatyk
	Name:	Dr. Jens Klatyk
	Title:	Managing Director

	By:	/s/ Rando Bruns
	Name:	Rando Bruns
	Title:	Holder of Procuration

MERCK KGaA

	By:	/s/ Dr. Friederike Rotsch
	Name:	Dr. Friederike Rotsch
	Title:	Group General Counsel

	By:	/s/ Roman Werth
	Name:	Roman Werth
	Title:	Head of Mergers & Acquisitions

Page 13 of 16 Pages

E. MERCK KG

By:	/s/ Dr. Frank Stangenberg-Haverkamp
Name:	Dr. Frank Stangenberg-Haverkamp
Title:	Chairman of the Executive Board

By:	/s/ Johannes Baillou
Name:	Johannes Baillou
Title:	Deputy Chairman of the Executive Board

Page 14 of 16 Pages

Annex A

The following is a list of the executive officers and directors of Parent, the managing directors of MAB and MFT, the members of the Executive Board of MKDG and the general partners of EMDG (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person, unless otherwise noted, does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly affiliated with MKDG or EMDG).

Executive Officers of Parent:

Name	Position	Business Address	Citizenship
Luiz Vieira	President	c/o EMD Group Holding II, Inc., 400 Summit Drive, Burlington, MA 01803	United States; Brazil
Monica Elliott	Vice President	c/o EMD Group Holding II, Inc., 400 Summit Drive, Burlington, MA 01803	United States

Directors of Parent:

Name	Principal Occupation or Employment	Business Address	Citizenship
Luiz Vieira	President	c/o EMD Group Holding II, Inc., 400 Summit Drive, Burlington, MA 01803	United States; Brazil
Monica Elliott	Vice President	c/o EMD Group Holding II, Inc., 400 Summit Drive, Burlington, MA 01803	United States

Managing Directors of MAB:

Name	Position	Business Address	Citizenship
Rando Bruns	Managing Director	c/o Merck 15. Allgemeine Beteiligungs-GmbH, Frankfurter Strasse 250, 64293 Darmstadt, Germany	Germany
Benedikt Ernst	Managing Director	c/o Merck 15. Allgemeine Beteiligungs-GmbH, Frankfurter Strasse 250, 64293 Darmstadt, Germany	Germany
Andreas Stickler	Managing Director	c/o Merck 15. Allgemeine Beteiligungs-GmbH, Frankfurter Strasse 250, 64293 Darmstadt, Germany	Germany

Page 15 of 16 Pages

Managing Directors of MFT:

Name	Position	Business Address	Citizenship
Dr. Jens Klatyk	Managing Director	c/o Merck Financial Trading GmbH, Mainzer Str. 41, 64579 Gernsheim, Germany	Germany
Norbert Schül	Managing Director	c/o Merck Financial Trading GmbH, Mainzer Str. 41, 64579 Gernsheim, Germany	Germany

Executive Board of MKDG:

Name	Principal Occupation or Employment	Business Address	Citizenship
Dr. Stefan Oschmann	Chairman of the Executive Board and Chief Executive Officer	c/o Merck KGaA, Frankfurter Strasse 250, 64293 Darmstadt, Germany	Germany
Dr. Marcus Kuhnert	Member of the Executive Board and Chief Financial Officer	c/o Merck KGaA, Frankfurter Strasse 250, 64293 Darmstadt, Germany	Germany
Dr. Udit Batra	Member of the Executive Board and Chief Executive Officer Life Science	c/o Merck KGaA, Frankfurter Strasse 250, 64293 Darmstadt, Germany	United States
Dr. Kai Beckmann	Member of the Executive Board and Chief Executive Officer Performance Materials	c/o Merck KGaA, Frankfurter Strasse 250, 64293 Darmstadt, Germany	Germany
Belén Garijo, MD	Member of the Executive Board and Chief Executive Officer Healthcare	c/o Merck KGaA, Frankfurter Strasse 250, 64293 Darmstadt, Germany	Spain

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General Partners of EMDG:

Each member of the Executive Board of MKDG listed above is a general partner of EMDG plus the following individuals:

Name	Position	Business Address	Citizenship
Johannes Baillou	Vice-Chairman of the Executive Board of EMDG	c/o E. Merck KG, Emanuel-Merck-Platz 1, 64293 Darmstadt, Germany	Austria
	Managing Partner of Bondi Immobilien-Consulting GmbH	c/o Bondi Immobilien-Consulting GmbH, Rotenturmstrasse 13, 1010 Vienna, Austria
Dr. Frank Stangenberg-Haverkamp	Chairman of the Executive Board of EMDG	c/o E. Merck KG, Emanuel-Merck-Platz 1, 64293 Darmstadt, Germany	Germany